UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ______)*

MONTPELLIER GROUP, INC.

(Name of Issuer)

Common

(Title of Class of Securities)

614844 10 8

(CUSIP Number)

Donna Loui

10-1917 West 4th Avenue

Vancouver, B.C.

V6J 1M7

(604) 684-6577

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 7, 2002

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sects. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Sect. 240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 614844 10 8

1.    Names of Reporting Persons. Donna Loui
       I.R.S. Identification Nos. of above persons (entities only)..
2.    Check the Appropriate Box if a Member of a Group (See Instructions)

            a. .....................................................................................................................................

            b. .....................................................................................................................................

3.    SEC Use Only .......................................................................................................................
4.     Source of Funds (See Instructions) ..................................................................................SC

5.     Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ........

6.     Citizenship or Place of Organization .........................................................................Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power	15,000,000
	8. Shared Voting Power
	9. Sole Dispositive Power	15,000,000
	10. Shared Dispositive Power

11. Aggregate Amount Beneficially Owned by Each Reporting Person .. 15,000,000

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13. Percent of Class Represented by Amount in Row (11) 46%

14. Type of Reporting Person (See Instructions) HC

Item 1. Security and Issuer

Title of Class of Securities: Common

Name of Issuer: Montpellier Group, Inc.

Address of Executive Offices: 10-1917 West 4th Ave.

Vancouver, B.C. V6J 1M7

Item 2. Identity and Background

(a)	Donna Loui
(b)	10-1917 West 4th Ave., Vancouver, B.C. V6J 1M7
(c)	President, Treasurer, Director of Montpellier Group, Inc.
(d)	Donna Loui has not been convicted in a criminal proceeding during the past five (5) years.
(e)	Donna Loui was not, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction
(f)	Citizenship. Canada

Item 3. Source and Amount of Funds or Other Consideration

Donna Loui purchased the stock with her own funds. Donna Loui was one of the founders of the company.

Item 4. Purpose of Transaction

Donna Loui purchased the stock with her own funds. Donna Loui was one of the founders of the company.

(a) N/A

(b) N/A

(c) N/A

(d) N/A

(e) N/A

(f) None

(g) None

(h) N/A

(i) N/A

(j) N/A

Item 5. Interest in Securities of the Issuer

(a) Donna Loui owns 15,000,000 shares of Common Stock, 46% of issued and outstanding stock of issuer

(b) Ms. Louis has the sole power to vote for each of these shares.

(c)  None.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7. Material to Be Filed as Exhibits

None

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date             August 6, 2005

Signature      /s/ Donna Loui

Name:          Donna Loui

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)